UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2011

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiang Yongzhi
Name:	Jiang Yongzhi
Title:	Joint Company Secretary
Dated: July 20, 2011

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated July 20, 2011, entitled “Discloseable Transaction Announcement in relation to the Acquisition of OPTI”.
99.2	Press release dated July 20, 2011, entitled “CNOOC Limited Entered into Arrangement Agreement to Acquire Canadian Oil Sands Producer OPTI”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

DISCLOSEABLE TRANSACTION ANNOUNCEMENT
IN RELATION TO THE ACQUISITION OF OPTI

THE ARRANGEMENT AGREEMENT

The Board is pleased to announce that on July 19, 2011, Canada local time (July 20, 2011, Hong Kong time), the Purchaser (an indirect wholly-owned subsidiary of the Company), the Guarantor and OPTI entered into the Arrangement Agreement, pursuant to which the Purchaser agreed to, amongst other things, acquire all of the OPTI Shares and the Second Lien Notes. The aggregate value of the consideration of the Transaction is approximately US$2.1 billion (approximately HK$16.4 billion), which includes aggregate Cash Consideration of US$1.25 billion, payable by the Purchaser to the holders of the OPTI Shares (US$34 million) and the Second Lien Noteholders (US$1.216 billion). In addition, due to a change in control of OPTI as a result of the Transaction, OPTI will be required to offer to repay the holders of its outstanding First Lien Notes (US$825 million in principal amount) pursuant to the indentures governing the First Lien Notes. The Transaction will be effected by way of a Plan of Arrangement through concurrent proceedings under the CCAA and the CBCA.

The OPTI Shares are listed on the Toronto Stock Exchange. Upon completion of the Transaction, OPTI will become an indirect wholly-owned subsidiary of the Company, and all of the Second Lien Notes will be transferred or assigned, directly or indirectly, to a subsidiary of the Company. It is expected that the OPTI Shares will be delisted from the Toronto Stock Exchange on or prior to the completion of the Transaction.

The principal asset of OPTI consists of a 35% working interest in the Long Lake Project located in the Athabasca region of northeastern Alberta, Canada and includes the Long Lake SAGD Operation and the Long Lake Upgrader.

The Company intends to fund the Transaction through use of internal resources. Subject to satisfaction or waiver (where applicable) of all of the Conditions, the Cash Consideration shall be paid in the manner set forth in this announcement.

IMPLICATIONS UNDER THE LISTING RULES

Since the applicable percentage ratios of the Transaction exceed 5% but are less than 25%, the Transaction will constitute a discloseable transaction for the Company for the purposes of, and is subject to the notification and announcement requirements under, Chapter 14 of the Listing Rules.

Shareholders and potential investors should note that the Transaction is subject to various conditions which may or may not be fulfilled. There is therefore no assurance that the Transaction will proceed and, if it proceeds, on what terms it may proceed. Shareholders and potential investors are reminded to exercise caution when dealing in the shares of the Company.

ACQUISITION OF OPTI

The Board is pleased to announce that on July 19, 2011, Canada local time (July 20, 2011, Hong Kong time), the Purchaser (an indirect wholly-owned subsidiary of the Company), the Guarantor and OPTI entered into the Arrangement Agreement, pursuant to which the Purchaser agreed to, amongst other things, acquire all of the OPTI Shares and the Second Lien Notes. The aggregate value of the consideration of the Transaction is approximately US$2.1 billion (approximately HK$16.4 billion), which includes aggregate Cash Consideration of US$1.25 billion, payable by the Purchaser to the holders of the OPTI Shares (US$34 million) and the Second Lien Noteholders (US$1.216 billion). In addition, due to a change in control of OPTI as a result of the Transaction, OPTI will be required to offer to repay the holders of its outstanding First Lien Notes (US$825 million in principal amount) pursuant to the indentures governing the First Lien Notes.  The Transaction will be effected by way of a Plan of Arrangement through concurrent proceedings under the CCAA and the CBCA.

The OPTI Shares are listed on the Toronto Stock Exchange. Upon completion of the Transaction, OPTI will become an indirect wholly-owned subsidiary of the Company, and all of the Second Lien Notes will be transferred or assigned, directly or indirectly, to a subsidiary of the Company. It is expected that the OPTI Shares will be delisted from the Toronto Stock Exchange on or prior to the completion of the Transaction.

The principal asset of OPTI consists of a 35% working interest in the Long Lake Project located in the Athabasca region of northeastern Alberta and includes the Long Lake SAGD Operation and the Long Lake Upgrader.

The Company intends to fund the Transaction through use of internal resources. Subject to satisfaction or waiver (where applicable) of all of the Conditions, the Cash Consideration shall be paid in the manner set forth in this announcement.

THE ARRANGEMENT AGREEMENT AND THE PLAN OF ARRANGEMENT

Date

July 19, 2011, Canada local time (July 20, 2011, Hong Kong time)

Parties

(i)           Purchaser
(ii)          Guarantor
(iii)         OPTI

The Company confirms that, to the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, as at the date of this announcement, OPTI and its ultimate beneficial owners are third parties independent of the Company and are not connected persons of the Company or its subsidiaries or their respective associates.

Assets to be acquired

Pursuant to the Arrangement Agreement, the Purchaser will acquire all of the OPTI Shares. Upon completion of the Transaction, OPTI will become an indirect wholly-owned subsidiary of the Company.

In addition, upon completion, all of the Second Lien Notes will be transferred or assigned, directly or indirectly, to a subsidiary of the Company.

Consideration

The aggregate value of the consideration of the Transaction is approximately US$2.1 billion (approximately HK$16.4 billion), which includes aggregate Cash Consideration of US$1.25 billion, payable by the Purchaser to the holders of the OPTI Shares (US$34 million) and the Second Lien Noteholders (US$1.216 billion). In addition, due to a change in control of OPTI as a result of the Transaction, OPTI will be required to offer to repay the holders of its outstanding First Lien Notes (US$825 million in principal amount) pursuant to the indentures governing the First Lien Notes.

Basis of Cash Consideration

The Cash Consideration was arrived at after arms length negotiations between the Company and OPTI. In considering the Cash Consideration, the Company took into account various factors, including but not limited to the value of OPTI's working interest share of the Long Lake Project, the value of OPTI's other assets including working interests in the Alberta oil sands leases in three other projects, the outstanding debts and liabilities of OPTI including in particular the First Lien Notes and the Second Lien Notes and the performance and prospects of OPTI.

Guarantee

In consideration of OPTI entering into the Arrangement Agreement, the Guarantor, the indirect holding company of the Purchaser, has unconditionally and irrevocably guaranteed to OPTI the due and punctual payment by the Purchaser of the Cash Consideration and the break fee in accordance with the Arrangement Agreement.

Break fees

In the event that the Arrangement Agreement does not proceed to completion, OPTI has agreed to pay a break fee to the Purchaser in the amount of US$10 million in respect of a material breach by OPTI of its representations, warranties or covenants in the Arrangement Agreement, and vice versa. In addition, OPTI has agreed to also pay a break fee to the Purchaser in the amount of US$75 million in respect of a material breach by OPTI of its non-solicitation covenants and certain other provisions of the Arrangement Agreement with respect to a superior acquisition proposal for OPTI.

Conditions precedent

Mutual Conditions Precedent of the Purchaser, the Guarantor and OPTI

The obligations of the Purchaser, the Guarantor and OPTI to complete the Transaction are subject to the fulfilment, on or before December 1, 2011, of each of the following conditions precedent, each of which may only be waived with the mutual consent of the Purchaser, the Guarantor and OPTI:

(a)	the Meeting Order shall have been granted and such order shall not have been set aside or modified in a manner unacceptable to the Purchaser and OPTI, acting reasonably;

(b)	the Arrangement Resolution shall have been approved by Second Lien Noteholders in accordance with the Meeting Order;

(c)	the Plan Sanction Order shall have been granted, and such order shall not have been set aside or modified in a manner unacceptable to the Purchaser and OPTI, acting reasonably, on appeal or otherwise;

(d)	the Articles of Arrangement shall be in form and substance satisfactory to each of the Purchaser and OPTI;

(e)	the Effective Date shall occur on or prior to December 1, 2011;

(f)	the Arrangement Agreement shall not have been terminated pursuant to the Arrangement Agreement;

(g)
all required Governmental approvals and consents in respect of the completion of the Arrangement Agreement, including the approval from the Canadian federal government under the Investment Canada Act and the Competition Act (Canada) and, PRC government approvals shall have been obtained on terms and conditions satisfactory to each of the Purchaser and OPTI, acting reasonably, except where the consequence of not obtaining such approval or consent has not and will not be reasonably expected to have a material adverse effect (as defined in the Arrangement Agreement) or otherwise have a material adverse effect on the ability of the parties to complete the Arrangement Agreement; and

(h)
there shall have been no action taken under applicable laws, nor any law or order promulgated or issued by any government body, that (i) makes illegal or otherwise prohibits the Arrangement Agreement or any other transactions contemplated thereunder, or (ii) results in a judgement or assessment of material damages relating to the Arrangement Agreement or any other transactions contemplated thereunder.

Additional Conditions Precedent to Obligations of the Purchaser and the Guarantor

The obligations of the Purchaser and the Guarantor to complete the transactions contemplated by the Arrangement Agreement are subject to the fulfilment, on or before

December 1, 2011, of each of the following conditions precedent, each of which may only be waived by the Purchaser and the Guarantor:

(a)
OPTI shall have furnished the Purchaser with (i) certified copies of the resolutions of its board of directors approving the Arrangement Agreement and the consummation of the transactions contemplated thereunder, and (ii) certified copies of the resolutions of Second Lien Noteholders duly passed at the meeting of the Second Lien Noteholders as required by the Meeting Order, approving the Arrangement Resolution;

(b)	the representations and warranties made by OPTI in the Arrangement Agreement shall be true and correct;

(c)	no material adverse change (as defined in the Arrangement Agreement) shall have occurred or been announced to the public;

(d)	OPTI shall have complied with its covenants and obligations in accordance with the terms of the Arrangement Agreement;

(e)	none of the parties to the Support Agreement shall be in breach or default thereof, and no action shall have been taken to terminate, modify or amend the Support Agreement;

(f)
no legal proceeding or objection shall have been threatened or taken before or by any government body or by any public official or private person in Canada or elsewhere, and no law or ruling shall have been proposed or enacted which in the sole judgement of the Purchaser has had or would result in a material adverse effect or would impose material adverse limitations or conditions on the completion of the Transaction;

(g)
OPTI shall have obtained all consents and approvals from third parties necessary to complete the Transaction, subject only to the filing of final documentation in respect thereof, except where failure to obtain such consent or approval would not reasonably be expected to have a material adverse effect;

(h)	executed mutual releases shall have been received by the Purchaser from each director and officer of OPTI;

(i)
the Purchaser shall be satisfied, acting reasonably, that there will be no options, warrants or other rights requiring the issuance of any securities of OPTI after giving effect to the Plan of Arrangement;

(j)	the Plan Sanction Order shall be in form and substance satisfactory to the Purchaser acting reasonably; and

(k)	the board of directors of OPTI shall have deferred the application of the shareholder rights plan of OPTI to the Plan of Arrangement.

Additional Conditions to Obligations of OPTI

The obligations of OPTI to complete the transactions contemplated by the Arrangement Agreement are subject to the fulfilment, on or before December 1, 2011, of each of the following conditions precedent, each of which may only be waived by OPTI:

(a)	the representations and warranties made by the Purchaser and the Guarantor in the Arrangement Agreement shall be true and correct; and

(b)	the Purchaser and the Guarantor shall have complied with their covenants and obligations in the Arrangement Agreement in accordance with its terms thereunder.

Effecting the Plan of Arrangement

The Transaction will be effected by way of a Plan of Arrangement. The Plan of Arrangement involves a court-supervised process and will be effected through concurrent proceedings under the CCAA and the CBCA. As part of the concurrent proceedings, a meeting of the Second Lien Noteholders is proposed to take place in September 2011, at which a vote on the Plan of Arrangement will occur.

To approve the Plan of Arrangement, a majority in number, representing at least 66 2/3 percent in value of the claims of the voting Second Lien Noteholders must vote in favour.  The Plan of Arrangement must be subsequently approved by the Canadian Court, which will issue the Plan Sanction Order. According to the Plan of Arrangement at the date of this announcement, the following will occur after the Plan of Arrangement is approved by the Canadian Court:

●	the OPTI Shares will be transferred from the existing holders thereof to the Purchaser, directly or indirectly;

●
the Second Lien Noteholders will be paid in accordance with the Plan Sanction Order and the Second Lien Notes will be assigned or transferred to a subsidiary of the Company, directly or indirectly; and

●	the rights of all outstanding options, warrants and other securities of OPTI convertible or exchangeable into Shares of OPTI will be extinguished or terminated;

The Plan of Arrangement will become effective upon the grant of the Plan Sanction Order, the filing of the Articles of Arrangement and the receipt of a certificate issued to OPTI by the monitor appointed pursuant to the CCAA.

Support Agreement and Recapitalization

Certain Second Lien Noteholders, who are independent third parties of the Company and collectively hold approximately 55.2% of in value of the claims of the Second Lien Noteholders as at the date of this announcement, have on the execution date of the Arrangement Agreement each entered into a support agreement ("Support Agreement") with OPTI, the Purchaser and the Guarantor, under which they have undertaken to vote in favour of the Plan of Arrangement.  The Company's purpose in obtaining such undertakings is to increase the chances of a successful Transaction.  Under the terms of the Support Agreement, in the event that the Arrangement is not completed as contemplated in the Arrangement Agreement, the Second Lien Noteholders signing Support Agreements have agreed to implement the Recapitalization, which involves, amongst other things, the compromise and cancellation of the Second Lien Notes, raising of new equity from existing stakeholders of OPTI and refinancing of the First Lien Notes.

Further background

In November 2009, OPTI initiated a strategic review process which, in early 2011, was expanded to include capital structure adjustments.  As part of such process, OPTI had extensive discussions with an ad hoc group of Second Lien Noteholders to negotiate the Recapitalization.  On June 15, 2011, OPTI did not make scheduled interest payments totalling US$71 million on its Second Lien Notes.  The indentures governing the Second Lien Notes provided OPTI with a 30-day cure period, ending July 15, 2011 to make the interest payment.  On July 13, 2011, OPTI obtained an initial order from the Canadian Court under the CCAA. Such order implemented a comprehensive stay of proceedings which stayed the enforcement by creditors of the obligations of OPTI for a 30-day period (including any potential enforcement actions of the Second Lien Noteholders related to the defaulted interest payments on the Second Lien Notes).

In addition to ongoing discussions with the Second Lien Noteholders to negotiate the Recapitalization, OPTI entered into negotiations with the Purchaser with respect to the Transaction.  Such negotiations led to the execution of the Arrangement Agreement and the Support Agreements.

INFORMATION ON THE COMPANY, THE GUARANTOR AND THE PURCHASER

The principal business activity of the Company is investment holding. The Company and its subsidiaries principally engage in the exploration, development, production and sales of crude oil and natural gas and other petroleum products.

The Purchaser is a limited liability company incorporated in Luxemburg and is an indirect wholly-owned subsidiary of the Company. The principal business activity of the Purchaser is investment holding.

The Guarantor is a limited liability company incorporated under the laws of British Virgin Islands. The Guarantor is a wholly owned subsidiary of the Company and the indirect holding company of the Purchaser. Its principal business activity is investment holding.

INFORMATION ON OPTI AND THE LONG LAKE PROJECT

To the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, the following sets out the information relating to OPTI and the Long Lake Project.

OPTI

OPTI is a Calgary, Alberta, Canada based company focused on developing major oil sands projects in Canada.  The Shares are listed on the Toronto Stock Exchange. The principal asset of OPTI consists of a 35% working interest in a joint venture, the Long Lake Project, with Nexen.

OPTI also owns 35% working interest in Alberta oil sands leases in three other projects that will be used for possible future expansion developments.  As disclosed in OPTI's disclosure documents filed with securities regulatory authorities in Canada, OPTI's working interest share, before royalties, of raw bitumen reserves and resources on its leases is estimated to be 195 million barrels of proved reserves, 534 million barrels of probable reserves, 1,100 million barrels of contingent resources and 335 million barrels of prospective resources.  These reserves and resources are estimated to be sufficient to support approximately 430,000 bbl/d (150,000 bbl/d net to OPTI) of bitumen production.

Set out below are the net profits (both before and after taxation) of OPTI, prepared under Canadian GAAP, for the two financial years immediately preceding the date of this announcement:

For the financial year ended 31 December
	2009		2010
		HK$		HK$
	C$	Equivalent	C$	equivalent
Net loss before taxation	234.1 million	1.9 billion	273.8 million	2.2 billion
Net loss after taxation	306.2 million	2.5 billion	273.8 million	2.2 billion

As at 31 December 2010, the net asset value of OPTI was approximately C$1.0 billion (approximately HK$8.5 billion).

Long Lake Project

The Long Lake Project is located in northeastern Alberta and includes the Long Lake SAGD Operation and the Long Lake Upgrader.  The Long Lake SAGD Operation consists of the facilities (including a co-generation facility) constructed for the purpose of producing bitumen from the lands covered by the relevant Alberta oil sands leases, using a SAGD process.  The Long Lake Upgrader is an upgrading facility using OrCrudeTM process which upgrades bitumen into Premium Sweet Crude (“PSCTM”).

The Long Lake Project is expected to have through-put rates of approximately 72,000 bbl/d of bitumen at full production.  It is anticipated that the Long Lake Project will produce 58,500 bbl/d of products, primarily 39 degree API PSCTM which is expected to sell at a price similar to West Texas Intermediate crude oil.

OPTI holds a 35% working interest in the Long Lake Project and Nexen holds the remaining 65% and is the sole operator. Nexen is a Canadian-based, global energy company incorporated under the CBCA and its common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange. The Company confirms that, to the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, as at the date of this announcement, Nexen is a third party independent of the Company and are not connected persons of the Company or its subsidiaries or their respective associates.

REASONS AND BENEFITS OF THE TRANSACTION

Upon completion of the Transaction, OPTI will become an indirect wholly owned subsidiary of the Company. OPTI holds a 35% working interest in the Long Lake Project located in the Athabasca region of northeastern Alberta, which includes the Long Lake SAGD Operation and the Long Lake Upgrader. OPTI's working interest share, before royalties, of raw bitumen reserves and resources is estimated to be 195 million barrels of proved reserves, 534 million barrels of probable reserves, 1,100 million barrels of contingent resources and 335 million barrels of prospective resources.  These reserves and resources are estimated to be sufficient to support approximately 430,000 bbl/d (150,000 bbl/d net to OPTI) of bitumen production. OPTI also owns 35% working interests in  Alberta oil sands leases in three other projects that will be used for possible future expansion developments and the operations at the Long Lake Project has yet to be brought to its full design capacity.

The Directors believe that the Transaction will expand the Company reserves and resources base which will provide long-term upside benefits to the Company and consider that the terms of the Transaction are fair and reasonable and in the interests of the Company and its shareholders as a whole.

IMPLICATIONS UNDER THE LISTING RULES

As the applicable percentage ratios of the Transaction exceed 5% but are less than 25%, the Transaction will constitute a discloseable transaction for the Company for the purposes of, and is subject to the notification and announcement requirements under, Chapter 14 of the Listing Rules.

Shareholders and potential investors should note that the Transaction is subject to various conditions which may or may not be fulfilled. There is therefore no assurance that the Transaction will proceed and, if it proceeds, on what terms it may proceed. Shareholders and potential investors are reminded to exercise caution when dealing in the shares of the Company.

DEFINITIONS

In this announcement, the following expressions shall, unless the context requires otherwise, have the following meanings:

"Acquisition"	the acquisition of all of the OPTI Shares and Second Lien Notes by the Purchaser in accordance with the Arrangement Agreement.
"Arrangement"	the arrangement pursuant to the CCAA and the CBCA as set forth in the Plan of Arrangement
"Arrangement Agreement"	the agreement dated July 19, 2011, Canada local time (July 20, 2011, Hong Kong time) entered into by the Purchaser, the Guarantor and OPTI with respect to implementation of the Arrangement
"Arrangement Resolution"	the resolution of the Second Lien Noteholders in respect of the Arrangement to be considered at a meeting of such holders

"Articles of Arrangement"	the articles of arrangement in respect of the Arrangement required the CBCA and the CCAA after the Plan Sanction Order has been granted, giving effect to the Arrangement

"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Board"	the board of Directors
"C$"	Canadian dollars, the lawful currency of Canada
"Canadian Court"	Court of Queen's Bench of Alberta
"Canadian GAAP"	generally accepted accounting principles of Canada

"Cash Consideration"	the cash consideration of US$1.25 billion payable by the Purchaser to the holders of OPTI Shares and the Second Lien Noteholders in accordance with the Plan of Arrangement.

"CBCA"	Canada Business Corporations Act
"CCAA"	Companies' Creditors Arrangement Act (Canada)
"Company"
CNOOC Limited, a company incorporated in Hong Kong with limited liability, whose shares are listed on the Hong Kong Stock Exchange and whose American Depositary Shares are listed on the New York Stock Exchange

"Conditions"	the conditions precedent to completion of the Arrangement Agreement, details of which are set out in this announcement
"connected person(s)"	has the meaning ascribed to it under the Listing Rules
"Director(s)"	the directors of the Company
"Effective Date"	the date that the Arrangement becomes effective pursuant to the CCAA and the CBCA
"First Lien Notes"	collectively, the US$525 million 9% first lien senior secured notes due December 15, 2012 and the US$300 million 9.750% first lien senior secured notes due August 15, 2013 issued by OPTI

"Group"	the Company and its subsidiaries from time to time
"Guarantor"	CNOOC International Limited, a wholly owned subsidiary of the Company incorporated under the laws of British Virgin Islands with limited liability
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Long Lake Project"	the oil sands recovery and upgrading joint venture project located in the Long Lake, Alberta area owned by OPTI and Nexen
"Long Lake SAGD Operation"
the facilities (including a co-generation facility) constructed for the purpose of producing bitumen from the lands covered by the Alberta oil sands leases applicable to the Long Lake Project, using a SAGD process

"Long Lake Upgrader"	the upgrading facility using OrCrudeTM process which upgrades bitumen of the Long Lake Project into PSCTM
“Meeting Order”	the order of the Canadian Court that, amongst other things, accepts the filing of the Plan of Arrangement and calls and sets the date for the meeting of the Second Lien Noteholders
“Nexen”	Nexen Inc. and its subsidiaries and affiliates

"OPTI"	OPTI Canada Inc., a corporation amalgamated on January 1, 2008 under the CBCA whose Shares are listed on the Toronto Stock Exchange
"OPTI Shares"	issued and outstanding common shares in the capital of OPTI
"Plan of Arrangement"	the plan of arrangement attached to the Arrangement Agreement, and any amendments or variations thereto
"Plan Sanction Order"	the order of the Canadian Court sanctioning the Arrangement pursuant to the CCAA and CBCA
"PRC"	the People's Republic of China
"Purchaser"	CNOOC Luxembourg S.à r.l., an indirect wholly-owned subsidiary of the Company incorporated under the laws of Luxembourg with limited liability
"Recapitalization"
certain transactions to be implemented pursuant to agreements with certain Second Lien Noteholders in the event that the Arrangement is not completed as contemplated in the Arrangement Agreement, such transactions to include a recapitalization of OPTI including the compromise and cancellation of the Second Lien Notes, raising of new equity from existing stakeholders of OPTI and refinancing of the First Lien Notes.

“SAGD”	steam assisted gravity drainage
"Second Lien Noteholders"	the registered holders, or beneficial holders as the context requires, of the Second Lien Notes
"Second Lien Notes"	collectively, the US$1 billion 8.25% second lien senior secured notes due December 15, 2014 and the US$750 million 7.785% second lien senior secured notes due December 15, 2014 issued by OPTI

"Shareholder(s)"	holder(s) of the share(s) of the Company
"Transaction"	the transactions contemplated under the Arrangement Agreement and Plan of Arrangement
"US$"	United States dollars, the lawful currency of United States of America
"%"	per cent.

For the purpose of illustration only, (i) the amounts denominated in C$ has been translated into HK$ at the exchange rate of C$1 to HK$8.1981; and (ii) the amounts denominated in US$ has been translated into HK$ at the exchange rate of US$1 to HK$7.7949, both being the exchange rates prevailing at the market closing on July 19, 2011, New York time. Such translations should not be construed as a representation that the relevant amounts have been, could have been, or could be converted at that or any other rate or at all.

By Order of the Board CNOOC Limited Jiang Yongzhi Joint Company Secretary

Hong Kong, July 20, 2011

As at the date of this announcement, the Board comprises the following:

Executive Directors Yang Hua (Vice Chairman) Li Fanrong Wu Guangqi	Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao
Non-executive Directors Wang Yilin (Chairman) Zhou Shouwei Wu Zhenfang

Exhibit 99.2

For Immediate Release

CNOOC Limited Entered into Arrangement Agreement to Acquire Canadian Oil Sands Producer OPTI

(Hong Kong, July 20, 2011) - CNOOC Limited (the “Company”, NYSE: CEO, SEHK: 0883) announced today that CNOOC Luxembourg S.à r.l, an indirect wholly-owned subsidiary of the Company has entered into an Arrangement Agreement to acquire OPTI Canada Inc (“OPTI”). The aggregate value of the consideration of the transaction is approximately US$2.1 billion, which includes aggregate cash consideration of US$1.25 billion payable to the holders of the OPTI shares (US$34 million) and the Second Lien Noteholders (US$1.216 billion). In addition, due to a change in control of OPTI as a result of the transaction, OPTI will be required to offer to repay the holders of its outstanding First Lien Notes (US$825 million in principal amount) pursuant to the indentures governing the First Lien Notes. The transaction will be effected by way of a plan of arrangement through concurrent proceedings under the Companies’ Creditors Arrangement Act (Canada) and the Canada Business Corporations Act.

The proposed transaction must be approved by the Second Lien Noteholders at a special meeting that is expected to be held in September,2011. Noteholders representing approximately 55.2% of the principal amount of the Second Lien Notes have executed support agreements pursuant to which, among other things, they have agreed to vote in favour of the transaction.

The proposed transaction is also subject to certain terms and conditions, including, among other things, applicable government and regulatory approvals by the relevant authorities in Canada and the People’s Republic of China, and Canadian court approval. The transaction is expected to be completed in the fourth quarter of 2011. Upon completion of the transaction, OPTI will become an indirect wholly-owned subsidiary of the Company, and all of the Second Lien Notes will be transferred or assigned, directly or indirectly, to a subsidiary of the Company. All existing options, warrants and other rights to purchase OPTI shares will be cancelled.

The principal asset of OPTI consists of a 35% working interest in the Long Lake and three other project areas located in the Athabasca region of northeastern Alberta. Long Lake project includes steam assisted gravity drainage (“SAGD”) Operation and an Upgrader. Nexen Inc. (“Nexen”), a Canadian-based global energy company, holds the remaining 65% and is the sole operator. The Long Lake SAGD Operation is expected to have through-put rates of approximately 72,000 barrels per day of bitumen at full production. It is anticipated that the Long Lake Upgrader will ultimately produce approximately 58,500 barrels per day of products, primarily Premium Sweet Crude (PSCTM).

As disclosed in OPTI’s disclosure documents filed with securities regulatory authorities in Canada, OPTI’s working interest share, before royalties, of raw bitumen reserves and resources on its oil sands leases is estimated to be 195 million barrels of proved reserves, 534 million barrels of probable reserves, 1,100 million barrels of contingent resources and 335 million barrels of prospective resources. These reserves and resources are estimated to be sufficient to support approximately 430,000 barrels per day (150,000 barrels per day net to OPTI) of bitumen production.

Mr. Yang Hua, Chief Executive Officer of the Company stated, “We are pleased to expand our presence in the oil sands business after our successful investment in MEG. We believe that the upside potential of the acquired assets will benefit the shareholders of CNOOC Limited.”

Mr. Li Fanrong, President of the Company said, “We look forward to working with our new partner Nexen, to optimize value from the Long Lake Project and the three other jointly owned oil sands leases.”

The Company’s financial advisors are BMO Capital Markets and CIBC World Markets. The Company’s legal advisor is Gowling Lafleur Henderson LLP.

– End –
Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.
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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes reasonable under the circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of risks and uncertainties which could cause the actual results, performance and financial conditions to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company has filed from time to time with the United States Securities and Exchange Commission, including 2010 Annual Report on Form 20-F filed on April 29, 2011.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the actual results or developments anticipated will be realized or, even if substantially realized, that they will have the expected effect on the Company, its business or operations.
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For further enquiries, please contact:
Mr. Jiang Yongzhi
Joint Company Secretary and General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1731
Fax: +86-10-8452-1441
E-mail: jiangyzh2@cnooc.com.cn

Ms. Ding Jianchun
Manager, Media / Public Relations
CNOOC Limited
Tel: +86-10-8452-2973
Fax: +86-10-8452-1441
E-mail: dingjch@cnooc.com.cn

Mr. Cao Yan
IR Manager
CNOOC Limited
Tel: +86-10-8452-1417
Fax: +86-10-8452-1441
E-mail: caoyan@cnooc.com.cn

Ms. Ivis Tsang
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8028
Fax: +852-2510-8199
E-mail: ivis.tsang@knprhk.com